FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copy to:

Robert E. Buckholz, Jr.

Sullivan & Cromwell LLP

125 Broad Street

New York, N.Y. 10004-2498

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 (the "Annual Report") as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

2.
Volume 1 of the Public Accounts of Québec for the year ended March 31, 2000;

3.
Consent of the Auditor General of Québec relating to Exhibit 2;

4.
Volume 1 of the Public Accounts of Québec for the year ended March 31, 2001;

5.
Consent of the Auditor General of Québec relating to Exhibit 4;

6.
Volume 1 of the Public Accounts of Québec for the year ended March 31, 2002;

7.
Consent of the Auditor General of Québec relating to Exhibit 6.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 1 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ BERNARD TURGEON
Name:	Bernard Turgeon
Title:	Associate Deputy Minister-Financing and Budgetary Policies

Date: November 19, 2003